UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Roden, Thomas E.
   Harleysville Group Inc.
   355 Maple Avenue
   Harleysville, PA  19438
2. Issuer Name and Ticker or Trading Symbol
   Harleysville Group Inc.
   HGIC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   08/31/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |8/18/9|M   | |4,200             |A  |$9.42      |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common Stock               |8/18/9|M   | |2,000             |A  |$9.50      |                   |      |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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Common Stock               |8/18/9|S   | |10,400            |D  |$19.56     |11,145.0782 (1)    |D     |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option Plan - Op|$9.42   |8/18/|D   | |2,100      |D  |5/22/|5/22/|Common Stock|2,100  |---    |            |   |            |
tion Right-to-Buy     |        |99   |    | |           |   |92   |01   |            |       |       |            |   |            |
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Stock Option Plan - Op|$9.42   |8/18/|D   | |2,100      |D  |5/22/|5/22/|Common Stock|2,100  |---    |            |   |            |
tion Right-to-Buy     |        |99   |    | |           |   |93   |01   |            |       |       |            |   |            |
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Stock Option Plan - Op|$9.50   |8/18/|D   | |1,000      |D  |5/27/|5/27/|Common Stock|1,000  |---    |            |   |            |
tion Right-to-Buy     |        |99   |    | |           |   |93   |02   |            |       |       |            |   |            |
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Stock Option Plan - Op|$9.50   |8/18/|D   | |1,000      |D  |5/27/|5/27/|Common Stock|1,000  |---    |79,260      |D  |            |
tion Right-to-Buy     |        |99   |    | |           |   |94   |02   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Total includes shares acquired under the Harleysville Group Inc. Dividend Reinvestment Plan through June, 1999 and shares acquired through
7/14/99 under the Harleysville Group Inc. Employee Stock Purchase Plan; total also includes 80.0987 shares held by Mr. Roden as custodian for a minor grandchild under the UGMA, as to which shares Mr. Roden disclaims beneficial ownership. This report shall not be deemed an admission that
Mr. Roden is the beneficial owner of those shares for purposes of Section 16 or for any other purpose.
SIGNATURE OF REPORTING PERSON
/s/ Thomas E. Roden
DATE
9/7/99